

Mail Stop 3561

January 14, 2009

Mr. Nana Baffour, CEO
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022

>   **Re: Midas Medici Group Holdings, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed on December 23, 2009**
>   **File No. 333-161522**

Dear Mr. Baffour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursue strategic acquisitions, page 31

1. We note your statement that "we are currently engaged in discussions with respect to the acquisition of a company affiliated with certain of our officers and

directors. Any such acquisition would be subject to negotiation of a definitive agreement and approval by the independent members of our Board of Directors." Revise your disclosure to more prominently disclose that the company is in discussions with respect to the acquisition of a company affiliated with certain of your officers and directors. Please advise us of the identity of the company which you are currently in negotiations with and its affiliations with your officers and directors. Also advise us of the status of your negotiations and the probability of the acquisition. We may have further comment.

The Intelligent Project, page 36

2. We note your response to comment seven of our previous letter dated December 7, in which you explain why you have accounted for the acquisition of IP by Utilipoint as a combination of entities under common control. Please clarify in this section the close relationship of IP, since its inception, to KLI and its affiliates. As noted, your response letter dated December 23, 2009 states that Mr. Steele and KLI IP founded The Intelligent Project (IP) in March 2009, that Mr. Baffour was the managing member of IP prior to Utilipoint's acquisition of 60% of the company, and that Messrs. Baffour, Kachidza and Ken Globerman, a Vice President of KLI since 2003 and the Senior Vice President of Midas Medici since July 2009, made up the company's management committee.

3. Please revise to clarify, if true, that KLI has financed the operations of IP from its inception until its acquisition by Utilipoint.

Certain Relationships and Related Transactions, page 88

4. Please revise your disclosure to indicate that UTP International, LLC is a wholly owned subsidiary of Knox Lawrence International, LLC. Also revise to indicate the amount of shares of Utilipoint held by each of Knox Lawrence International, LLC, KLI IP Holding, Inc., and UTP International, LLC. Please indicate that UTP International held a 51% interest in Utilipoint.

5. We note your response to comment two of our previous letter dated December 9, 2009 and we reissue the comment in part. Please clarify the following points in this section and elsewhere, as appropriate:

   a. You state on page 53 that, when Utilipoint and Knox Lawrence International, LLC (KLI) entered into the Management Agreement effective July 23, 2007, KLI "directly and indirectly through a subsidiary own[ed] a controlling interest in Utilipoint." Please briefly describe in an appropriate section the business of KLI IP Holding, Inc. (KLI IP) and UTP

International LLC (UTPI) and their relationship to KLI, and state when the three companies acquired their respective interests in Utilipoint. Please also briefly describe in an appropriate section the subsequent changes in management of Utilipoint to include officers and directors of KLI and/or its affiliates. For example, it appears that Mr. Baffour became Chairman of the Board.

b. The 2007 Management Agreement required KLI to provide financial services as well as management consulting services to Utilipoint. See, e.g., page 53. It appears that KLI directly and/or indirectly through affiliates, funded the operations of Utilipoint through loans pursuant to this agreement. For example, you indicate on page 53 that Utilipoint issued a Senior Subordinated Debenture to KLI in the principal amount of $10,000 on December 31, 2008 and on January 15, 2009, issued another to KLI in the principal amount of $62,500. These debts of Utilipoint appear to be included, along with others, in the debt that Midas Medici has earmarked for repayment with net proceeds of the offering in the amount of up to $981,793 of principal plus accrued interest. See e.g., page 53. Please provide a full discussion of the financing that KLI has provided to Utilipoint.

c. You also indicate on page 27 that, as of September 30, 2009, Utilipoint had outstanding debts owed to insiders of approximately $500,000. You state that, "The Company believes that its insiders will defer repayment of its obligations until it generates internal cash flows or procures outside financing sufficient for such repayment, without jeopardizing its financial stability." Elsewhere, however, it appears that these debts will be repaid with net proceeds of the offering. See page 17, (stating that approximately $500,000 of the debt is owed to certain directors and officers of Midas Medici Group). Please provide a full discussion of the insider loans to Utilipoint and reconcile the apparent contradiction in the disclosure concerning the use of proceeds to repay them.

6. Please make clear in an appropriate section elsewhere in the registration statement, that while the relationship among KLI and its affiliates and Utilipoint has changed in some respects since 2007, there has been a close continuing relationship to date. We note, for example, that the 2007 Management Agreement with KLI was terminated when Midas Medici acquired Utilipoint in 2009, see page 53, and because Midas Medici acquired the common stock of Utilipoint that was held by KLI, KLI IP and UTP, these companies ceased to hold the shares directly. However, as Midas Medici is controlled by Messrs. Baffour and Kachidza, the co-founders and managing principals of KLI, the acquisition of

Utilipoint by Midas Medici was simply a restructuring of the way in which the KLI entities held their interests in Utilipoint.

7. We note that KLI, together with other holders of senior subordinate debentures of Utilipoint, entered into a Subordination and Standstill Agreement with Proficio Bank in connection with the October 2009 Revolving Loan Agreement between Midas Medici, Utilipoint and Proficio Bank. In addition, KLI provided a comfort letter to the bank. See, e.g., page 23. Please address this transaction in this section or advise us why you believe that the disclosure is not required.

8. It appears that KLI has financed the operations of IP from its inception until its acquisition by Utilipoint. Please provide a discussion of the financing of IP by KLI and/or KLI affiliates. As a related matter, we note that one of the promissory notes to be repaid with the net proceeds of the offering, see page 17, appears to be a promissory note issued by IP to KLI IP for $108,969 that will mature on June 30, 2012. See pages 17, 89. Please identify all outstanding debt of IP that may be paid with net proceeds of the offering. Please revise this section and the Use of Proceeds section as appropriate.

9. We note the response in your letter dated December 23, 2009 to comment three of our previous letter dated December 9, 2009, and we reissue the comment in part. Please revise to clarify who controlled Mondo Management the initial promoter of the company.

10. We note your response to comment four of our previous letter dated December 9, 2009. Please revise your disclosure to put the noted transactions in chronological order from the oldest to most current transaction.

Midas Medici Group Holdings, Inc. and Subsidiaries
Unaudited Financial Statements for the Nine Months Ended September 31, 2009
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 – Description of Business, F-14

11. We have reviewed your response to our prior comment seven and noted the disclosure provided in Note 13 on F-34 of your December 31, 2008 audited financial statements with regards to the transaction with IP. Please clarify the following:
   - was your 60% interest in IP a result of the signing of the Capital Commitment Agreement or will your ownership percentage be based on the actual money contributed (i.e., $200,000 contributed will equal 60% ownership)
   - how much capital, if any, has been provided to IP under the Capital Commitment Agreement as of your most recent balance sheet date

- please provide us with a courtesy copy of the Capital Commitment Agreement and all of the associated agreements.

Midas Medici Group Holdings, Inc. and Subsidiaries (Formerly Utilipoint)
Audited Financial Statements for the Years Ended December 31, 2008 and 2007
Report of Independent Registered Public Accounting Firm, page F-16

12. Please advise your independent accountant to revise the language in paragraph two of their audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), rather than in accordance with <u>auditing</u> standards of the PCAOB. In addition, they should remove the reference to generally accepted auditing standards established by the Auditing Standards Board (United States). Please refer to the guidance in Auditing Standard No. 1 issued by the PCAOB.

Form 10-Q for the Quarter Ended September 30, 2009
Item 4T – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 24

13. We have reviewed your revised disclosure in response to our previous comment ten noting that you have concluded your disclosure controls and procedures are ineffective as a result of the restatement and that you are evaluating what steps need to be taken to prevent such errors in the future. Your disclosure needs to be more specific as to the material weakness or weaknesses that was identified and to the steps that are being taken or have been taken to remedy this deficiency.

Form 10-Q for the Quarter Ended September 30, 2009
General

14. Please revise your Form 10-Q, as necessary, to comply with our comments above on your registration statement.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas A. Rose, Esq.
        Fax: (212) 930-9725